September 15, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                         J. Nolan McWilliams

Tonya K. Aldave

Re:                             Acceleration Request of Kratos Defense & Security Solutions, Inc.

Registration Statement on Form S-3

Filed August 20, 2014

File No. 333-198266

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Kratos Defense & Security Solutions, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Wednesday, September 17, 2014 or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  If you should have any questions, please contact Jeffrey Thacker of DLA Piper LLP (US), counsel to the Registrant, at (858) 638-6728 or by facsimile at (858) 638-5128.

Very truly yours,

/s/ Deborah S. Butera
Deborah S. Butera
Senior Vice President, General Counsel/Registered In-house Counsel, Chief Compliance Officer and Secretary